Exhibit 99.19

CONSENT OF QUALIFIED PERSON

I, Nuri Hmidi, P.Eng., consent to the public filing of the technical report titled “Red Lake Operations, Ontario, Canada, NI 43-101 Technical Report” that has an effective date of 31 December, 2015 (the “Technical Report”).by Goldcorp Inc. (“Goldcorp)”.

I also consent to any extracts from, or a summary of, the Technical Report in the Goldcorp Annual Information Form (the “2015 AIF”).

I certify that I have read the 2015 AIF and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 29 March, 2016

“Signed and sealed”

Nuri Hmidi, P.Eng.

Goldcorp Inc. Red Lake Gold Mines 15 Mine Road, Bag 2000 Balmertown Ontario, POV 1C0 Tel: + 1 807-735-2077 Fax: + 1 807-735-2765	www.goldcorp.com